EXHIBIT 4.1

AMENDMENT TO PREFERRED SHARES RIGHTS AGREEMENT

THIS AMENDMENT TO THE PREFERRED SHARES RIGHTS AGREEMENT (this “Amendment”), dated as of July 16, 2008, between Catalyst Semiconductor, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., (the “Rights Agent”), amends that certain Preferred Shares Rights Agreement, dated as of December 21, 2006 (the “Rights Agreement”).

WHEREAS, the Company is entering into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”) by and between the Company, ON Semiconductor Corporation, a Delaware corporation (“Parent”) and Centaur Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”);

WHEREAS, the Merger Agreement provides for the acquisition by Parent of the Company by means of a reverse triangular merger of Merger Sub with and into the Company (the “Merger”), as a result of which the Company will become a wholly-owned subsidiary of Parent, and each outstanding share of the Company’s Common Stock, $0.001 par value (the “Shares”), including restricted shares but excluding Shares beneficially owned by Parent, Merger Sub, or the Company will be converted into the right to receive a fraction of a share of Parent common stock; and each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation;

WHEREAS, the Company desires to amend the Rights Agreement in connection with the execution and delivery of the Merger Agreement;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders that the Rights Agreement be amended as set forth below, (ii) approved this Amendment and (iii) authorized its appropriate officers to execute and deliver the same to the Rights Agent;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof and the Company desires and directs the Rights Agent to execute this Amendment; and

WHEREAS, the Distribution Date has not yet occurred.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 27 thereof, and in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Section 1(a) of the Rights Agreement is amended by adding the following clause at the end of Section 1(a):

“Additionally, ON Semiconductor Corporation, a Delaware corporation (“ON”), or any Affiliate or Associate thereof, notwithstanding anything in this Agreement to the contrary, shall not be deemed to be an “Acquiring Person (and no Distribution Date or Triggering Event shall be deemed to occur) as a result of (A) the approval, execution or delivery of that certain Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008, by and between the Company, ON, and Centaur Acquisition Corporation, a Delaware corporation (as the same may be amended from time to time, the “Merger Agreement”), including the approval, execution and delivery of any amendments thereto, (B) the approval, execution or delivery of those certain voting undertakings by and between the Company, ON and certain stockholders of the Company (the “Voting Undertakings”); (C) the consummation of the Merger (as defined in the Merger Agreement), (D) the conversion of shares pursuant to the Merger Agreement, (E) the announcement of the Merger Agreement or the Merger (as defined in the Merger Agreement), or (F) the consummation of any other transaction contemplated by the Merger Agreement.”

2. Section 1(r) of the Rights Agreement is amended and restated in its entirety to read as follows:

““FINAL EXPIRATION DATE” shall mean the earlier to occur of (i) December 31, 2016 or (ii) immediately prior to the Effective Time of the Merger (as such term is defined in the Merger Agreement).”

3. Section 1(hh) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

“Notwithstanding anything in this Agreement to the contrary, no Shares Acquisition Date shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (ii) approval, execution or delivery of the Voting Undertakings, (iii) the consummation of the Merger (as such term is defined in the Merger Agreement), (iv) the conversion of shares pursuant to the Merger Agreement, (v) the announcement of the Merger Agreement or the Merger (as such term is defined in the Merger Agreement), or (vi) the consummation of any other transaction contemplated by the Merger Agreement.”

4. Section 26 of the Rights Agreement is hereby amended to update the contact information for the Company, Company counsel and the Rights Agent as follows:

Catalyst Semiconductor, Inc.

2975 Stender Way

Santa Clara, CA 95054-3214

Attention: President

With a copy to:

O’Melveny & Myers

275 Battery Street, Suite 2600

San Francisco, CA 94111

Attention: Steve Camahort, Esq.

Rights Agent:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Attention: Relationship Management

5. A new Section 35 shall be added and shall read as follows:

“Section 35. TERMINATION. Immediately prior to the Effective Time (as such term is defined in the Merger Agreement), this Agreement shall be terminated and all outstanding Rights shall expire.”

6. This Amendment shall become effective upon execution of the Merger Agreement by the Company, Parent and Merger Sub. In the event that the Merger Agreement is terminated by the Company or the Parent in accordance with its terms, the provisions of paragraphs 1, 2, 3, 4 and 5 of this Amendment shall be deemed repealed and deleted without any further action on the part of the Company or the Rights Agent.

7. Except as expressly amended hereby, the Rights Agreement remains in full force and effect in accordance with its terms.

8. This Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

9. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

10. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

11. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement or the Merger Agreement, as applicable.

12. The Company hereby certifies to the Rights Agent that this Amendment is in compliance with Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed as of the day and year first above written.

CATALYST SEMICONDUCTOR, INC. a Delaware corporation

By:	/s/ David Eichler
Name:	David Eichler
Title:	Chief Financial Officer and Corporate Secretary

COMPUTERSHARE TRUST COMPANY, N.A. as Rights Agent

By:	/s/ Tyler Haynes
Name:	Tyler Haynes
Title:	Managing Director